Exhibit 4(l)

Pacific Life & Annuity Company
700 Newport Center Drive
Newport Beach, CA 92660
WAIVER OF
CONTINGENT DEFERRED SALES CHARGE
(WITHDRAWAL CHARGE) RIDER
Pacific Life & Annuity Company has issued this Rider as a part of the annuity Contract to which it is attached.
All provisions of the Contract that do not conflict with this Rider apply to this Rider. In the event of any conflict between the provisions of this Rider and the provisions of the Contract, the provisions of this Rider shall prevail over the provisions of the Contract. The terms defined in the Contract will have the same meaning when used in this Rider.
You have purchased a Waiver of Contingent Deferred Sales Charge (Withdrawal Charge) Rider. This rider can only be purchased and added to the Contract on the Contract Date.
Waiver of Contingent Deferred Sales Charge (Withdrawal Charge) — Subject to the terms and conditions described herein and notwithstanding the provisions of the Contract to the contrary, we will waive the withdrawal charges on all withdrawals made from the Contract for the life of the Contract. We will also waive the withdrawal charges on withdrawals made under the provisions of any optional rider attached to the Contract that allows for withdrawals.
Additionally, all values and other benefits determined under the provisions of the Contract or under the provisions of any optional rider attached to the Contract will be calculated without regard to any withdrawal charges.
Mortality and Expense Risk Charge (“Risk Charge”) — A Risk Charge, equal to an annual rate of 0.30%, will be imposed for expenses related to this Rider. The Risk Charge is assessed daily against the assets held in each Variable Investment Option. This charge is guaranteed not to increase.
Other Fees, Charges and Deductions — Except as otherwise provided under the provisions of this Rider, all other fees, charges and other deductions as described under the provisions of the Contract and under the provisions of any optional rider attached to the Contract, will continue to be deducted.
Spousal Continuation — If the Owner dies while this Rider is in effect and if the surviving spouse of the deceased Owner elects to continue the Contract in accordance with its terms, the provisions of this Rider will continue in full force and in effect for the surviving spouse.
Termination of Rider — This Rider terminates on the day the Contract terminates
Rider Effective Date — This Rider is effective on the Contract Date.
All other terms and conditions of the Contract and under any other optional rider attached to the Contract remain unchanged by this Rider.
PACIFIC LIFE & ANNUITY COMPANY

Chairman and Chief Executive Officer	Secretary